July 5, 2017

Via EDGAR

Michael Clampitt

Senior Counsel

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. | Mail Stop 4720

Washington, D.C. 20549

Re:	PacWest Bancorp
Registration Statement on Form S-4
Filed May 26, 2017
File No. 333-218249

Dear Mr. Clampitt:

On behalf of PacWest Bancorp (“PacWest” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated June 22, 2017 regarding the Company’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus, filed with the Commission on May 26, 2017 (the “S-4”).  For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings.  It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate.  Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 1 to the S-4 with the Commission today, which includes the revised disclosure and certain other updated information.

Prospectus Cover Page

1.                                      Please revise to disclose that the merger is subject to a floor price, triggering CU Bancorp’s termination right, as described on page 95. Please also revise to disclose that, if CU Bancorp exercises its right to terminate the merger, PacWest may prevent termination by adjusting the exchange ratio or increasing the cash consideration per share.

The Company respectfully advises the Staff that it has revised the disclosure on the Prospectus cover page in response to this comment.

The Merger

Merger Consideration, page 43

2.                                      We note your disclosure that the value of the per share merger consideration payable to holders of CU Bancorp common shares was $39.45 based on a $51.72 per share closing price of PacWest common stock on April 5, 2017. Please revise to quantify the extent to which the per share merger consideration represents a premium relative to the $39.50 per share closing price of CU Bancorp common stock on such date. Also please disclose any extent to which KBW considered the same in connection with its fairness opinion analysis.

The Company respectfully advises the Staff that it has revised the disclosure on pages 44 and 49 in response to this comment.

Consulting Agreements, page 68

3.                                      We note your disclosure regarding the consulting agreements that PacWest entered into with certain executive officers of CU Bancorp in connection with the execution of the merger agreement. Please revise to describe in greater detail the material terms of the consulting agreements, including, without limitation, any termination provisions, and, if applicable, the timing and amount of any payment(s) to such officers at or in connection with such termination.

The Company respectfully advises the Staff that it has revised the disclosure on pages 69 and 70 in response to this comment.

Exhibits

Exhibit 5.1 — Form of Opinion of Sullivan & Cromwell LLP

4.                                      Please remove the qualification regarding the common shares having been “duly issued” in the first paragraph. Alternatively, please provide an analysis as to why this qualification is appropriate.

The Company respectfully advises the Staff that it has revised Exhibit 5.1 in response to this comment.

Exhibit 8.1 — Form of Opinion of Sullivan & Cromwell LLP

Exhibit 8.2 — Form of Opinion of Manatt, Phelps & Phillips, LLP

5.                                      We note that the forms of tax opinion filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the assumption in the penultimate paragraph on page 99 that merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code) and instead provide a firm conclusion regarding the material tax consequences to investors. Also revise your disclosure to state clearly that the disclosure in the tax consequences section is counsels’ respective opinion. Alternatively, please have each counsel revise to provide a long-form opinion.

The Company respectfully advises the Staff that it has revised Exhibits 8.1 and 8.2, the Prospectus cover page and the disclosure on pages 7, 18 and 101 in response to this comment.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Kori L. Ogrosky
(PacWest Bancorp)

Anita Y. Wolman
(California United Bank)

Barbara S. Polsky
Craig Miller
(Manatt, Phelps & Phillips, LLP)